Correspondence

Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

January 22, 2018

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-36285

Attention: Dorrie Yale, Office of Healthcare and Insurance

Re:	Riot Blockchain, Inc. Current Report on Form 8-K Filed October 4, 2017 Response Dated December 18, 2017 File No. 001-33675

Dear Ms. Yale,

On behalf of Riot Blockchain, Inc., a Nevada corporation (the "Company"), this letter sets forth the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or the "SEC") set forth in your letter dated January 12, 2018 (the "Comment Letter"), regarding the Company's Current Report on Form 8-K Filed December 18, 2017 (the "Form 8-K").

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Page and caption references in the text of this letter correspondence to pages and captions in the Form 8-K.

Response Dated December 18, 2017

Item 1.01, page 1

Comment No. 1

We note your response to prior comment 1. Please provide further information needed to conduct an analysis under section 3(a)(1)(C) of the Investment Company Act of 1940 (the "Company Act") with respect to the Company. In particular, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are "investment securities" for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company's total assets that are "investment securities."

Response

The Company intends to comply with the Investment Company Act of 1940 (the "1940 Act") in all respects.  To that end, the Company's assets consist of a mix of majority controlling interests in businesses and minority investments.

Section 3(a)(1)(C) of the 1940 Act defines "investment company" to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the 1940 Act defines "investment securities" to include all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act.

The Company does not intend on "investing, reinvesting, owning, holding, or trading in securities, or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets" and has performed the following analysis of the assets that it holds.

1.
As of September 30, 2017 (the most recent 10-Q filed) the unconsolidated assets of the Company, removing cash items and comparing that total to the goNumerical/Coinsquare acquisition, results in a percentage of 34.49% (less than the 40%).

2.	After giving effect on a pro forma basis as of September 30, 2017 to reflect the acquisitions of TESS and Kairos, results in a percentage of 13.97% (less than the 40%).

The Company further does not hold Bitcoin, cryptocurrency or ICO (initial coin offering) tokens as of the most recently completed fiscal quarter (September 30, 2017).  The Company may acquire such property in the future either directly or through its investments.  In the event that the Company acquires such property, the Company is mindful that the SEC may view such assets or property as securities or investment securities and intends to monitor the guidance provided by the SEC in this regard in connection with reports for future periods and report its activities in accordance with accounting guidelines in effect at the time of such reports.  Accordingly, the Company does not believe it satisfies the definition of investment company under the 1940 Act.

Accounting Treatment of Digital Assets

There is currently no authoritative literature under accounting principles generally accepted in the United States, which specifically addresses the accounting for digital assets, including digital currencies. Therefore, by analogy we will record digital assets similar to financial instruments under ASC 825, Financial Instruments, because the economic nature of these digital assets is most closely related to a financial instrument such as an investment in a foreign currency.  The accounting for digital assets under ASC 825 would provide relevant information about the current value of digital assets.

Digital securities have the same rights, preferences and privileges as traditional securities of the same class, but settle differently than traditional securities. Digital securities are typically uncertificated securities, the ownership and transfer of which are recorded on a proprietary or open source ledger that may be publicly distributed. Therefore, we believe that such securities would be considered a financial instrument in accordance with ASC 825.

Because digital assets and digital securities will be accounted for in accordance with ASC 825, such securities would be valued in accordance with ASC 820, Fair Value Measurements.  ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring and revaluing fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Comment No. 2

We continue to evaluate your response to prior comment 2. Please explain the purpose of the Amended and Restated Unanimous Shareholder Agreement and describe the material terms and conditions contained in the agreement. Also, explain to us the reason for the amendment and restatement.

Response

The Amended and Restated Unanimous Shareholder Agreement (the "Agreement") is a confidential agreement governing the rights and responsibilities among the owners of goNumerical that had been in effect prior to the Company's investment.  The Agreement was amended to admit the Company as an owner of goNumerical.  Section 6(2) of the Agreement, included within the table of contents of "Access to Information/Confidentiality", requires confidentiality as follows:

Confidentiality/Non-Disclosure. Each Shareholder shall (a) hold all of the Company's proprietary information and information concerning its business and affairs in the strictest of confidence, and (b) not make any disclosure to third parties (other than its lawyers, financial advisors and accountants) or to the public of, or use or authorize anyone to use for any purposes other than for the private affairs of the Company, any information or data relating to the operations of the Company or of any other party, except with the approval of the BOD, but this provision shall not prohibit any disclosure to the extent required by governmental or regulatory authorities. Notwithstanding the foregoing, the BOD shall be entitled to make such disclosures as the BOD, in his sole discretion, deems appropriate in connection with a potential transaction or business opportunity involving the Company, provided that the recipient of any disclosed confidential information of the Company shall sign a confidentiality agreement approved by the BOD.

The Company considers the Agreement in connection with a minority held investment as immaterial and its contents confidential.  The Company is contractually restricted from disclosure and for such reasons has not filed the Agreement as an exhibit to any filing or report.  Supplementally, for the assistance of the Staff, the Agreement generally covers common restrictions on the rights of minority shareholders in a closely-held corporation.  For illustration, the Company provides the Staff with the table of contents from the Agreement:

Management and Operation
Financial Matters
Stock Option Plan
Pre-Emptive Rights
Access to Information/Confidentiality
Restrictions on Transfers of Shares
Voluntary Transfers of Shares
Mandatory Transfers of Shares
The Fair Market Value of Shares
Closing Terms
Holding Corporation
Key Man Life Insurance
Non/Competition/Non-Solicitation
Notation on Share Certificate
Arbitration

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel Harvey Kesner, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

Riot Blockchain, Inc.

By:   /s/ Jeffrey G. McGonegal
        Jeffrey G. McGonegal
        Chief Financial Officer